UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

March 31, 2025

(Date of Report)

NV REIT LLC

(Exact name of registrant as specified in its charter)

Delaware	88-4084839
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

5227 N. 7th Street	85104
Phoenix, AZ	(Zip Code)
(Address of principal executive offices)

602-714-1555

Registrant’s telephone number, including area code

Class A Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.  Other Events

Change to Limited Rights of Liquidity

The section of the Offering Circular captioned “SECURITIES BEING OFFERED – Limited Right of Liquidity” is revised as follows:

Limited Right of Liquidity

An Investor who has owned his, her, or its Class A Investor Shares for at least one year may request that the Company purchase, or arrange for the purchase of, all or a portion of the Investor’s Class A Investor Shares. Redemption requests must be received between the first day of the first month of a calendar quarter (January 1st, April 1st, July 1st, and October 1st) and the third Friday of such month.

The Company will use reasonable commercial efforts to purchase, or arrange for the purchase of, the Class A Investor Shares by the end of the calendar quarter. If the Company is unable to purchase or arrange for the purchase of all the Class A Investor Shares specified by the end of such quarter then, subject to other limitations described below and instructions from the Investor to the contrary, the Company will purchase or arrange for the purchase of that number of Class A Investor Shares as it is able. The Investor may submit a redemption request for the remaining Class A Investor Shares during a subsequent redemption window.

If two or more requests are made during the same redemption window, available funds will be allocated on a pro rata basis.

However, the Manager may, in its sole discretion, give priority to requests submitted (i) by Investors who have contributed real estate to the Company; (ii) by the qualified retirement plans, including individual retirement accounts, of Investors who are required by law to take minimum distributions; or (iii) in other circumstances that the Manager determines call for priority.

The limited right of liquidity is subject to important limitations:

•The Company is not required to purchase or arrange for the purchase of shares if the Company determines, in its sole discretion, that it does not have sufficient cash to do so or that doing so would be adverse to the interests of the Company or its other Stockholders.

•The Company is not required to borrow money or dispose of assets.

•During any given calendar year the Company shall not be obligated to purchase or arrange for the purchase of more than 2% of the total number of shares of Class A Investor Shares issued and outstanding (although it may choose to do so in its sole discretion).

•The Delaware Limited Liability Company Act may limit the Company’s ability to repurchase shares. Under Section 18-607 of the Delaware Limited Liability Company Act, Delaware limited liability companies are generally prohibited from making distributions that would result in the company’s liabilities exceeding the fair value of its assets.

The purchase price of Class A Investor Shares repurchased pursuant to the limited right of liquidity will be the amount the Investor would have received with respect to such Class A Investor Shares had the Net Asset Value been distributed in complete liquidation of the Company, subject to a discount calculated as follows:

If the Investor Has owned His, Her, or Its Class A Investor Shares For:	The Discount Shall Be:
No redemptions can be made the first year.	_
More than one year but not more than two years.	3%
More than two years but not more than three years.	2%
More than three years.	1%

Each purchase of Class A Investor Shares shall also be subject to a transaction fee of One Hundred Ninety-Five Dollars ($195.00). The fee may be waived in the event of death or disability of the Investor.

EXHIBITS

Exhibit 1A-2C	Fourth Amended and Restated Authorizing Resolution

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 31, 2025.

NV REIT LLC

By:	Neighborhood Management LLC, As Manager

By	/s/Jamison Manwaring
Jamison Manwaring, Manager

DATED:   March 31, 2025